UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Mitel Networks Corporation

(Name of issuer)

Common Shares

(Title of class of securities)

60671Q104

(CUSIP number)

Francisco Partners GP II, L.P.

One Letterman Drive

Building C, Suite 410

San Francisco, California 94129

Attention: Benjamin Ball and Elza Gabriela K. Lichvarova

Telephone: (415) 418-2900

with a copy to:

Michael J. Kennedy, Esq.

Shearman & Sterling LLP

525 Market Street

San Francisco, California 94105

Telephone: (415) 616-1100

(Name, address and telephone number of person authorized to receive notices and communications)

April 27, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Page 1 of 15 Pages

CUSIP No. 60671Q104	Page 2 of 15 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Arsenal Holdco I, S.a.r.l
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF, OO (see Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0*
	8.	Shared voting power 15,506,012*
	9.	Sole dispositive power 0*
	10.	Shared dispositive power 15,506,012*
11.	Aggregate amount beneficially owned by each reporting person 15,506,012*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 28.8%**
14.	Type of reporting person (see instructions) OO

*	See Item 5.
**	Based on 52,803,159 common shares outstanding upon completion of the initial public offering of Company as reported in the Company’s final prospectus dated April 21, 2010.

CUSIP No. 60671Q104	Page 3 of 15 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Arsenal Holdco II, S.a.r.l.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF, OO (see Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,973,659*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,973,659*
11.	Aggregate amount beneficially owned by each reporting person 5,973,659*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 11.2%**
14.	Type of reporting person (see instructions) OO

*	See Item 5.
**	Based on 52,803,159 common shares outstanding upon completion of the initial public offering of Company as reported in the Company’s final prospectus dated April 21, 2010.

CUSIP No. 60671Q104	Page 4 of 15 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Francisco Partners II (Cayman), L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF, OO (see Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0*
	8.	Shared voting power 15,506,012*
	9.	Sole dispositive power 0*
	10.	Shared dispositive power 15,506,012*
11.	Aggregate amount beneficially owned by each reporting person 15,506,012*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 28.8%**
14.	Type of reporting person (see instructions) PN

*	See Item 5.
**	Based on 52,803,159 common shares outstanding upon completion of the initial public offering of Company as reported in the Company’s final prospectus dated April 21, 2010.

CUSIP No. 60671Q104	Page 5 of 15 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Francisco Partners GP II (Cayman), L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF, OO (see Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0*
	8.	Shared voting power 15,506,012*
	9.	Sole dispositive power 0*
	10.	Shared dispositive power 15,506,012*
11.	Aggregate amount beneficially owned by each reporting person 15,506,012*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 28.8%**
14.	Type of reporting person (see instructions) PN

*	See Item 5.
**	Based on 52,803,159 common shares outstanding upon completion of the initial public offering of Company as reported in the Company’s final prospectus dated April 21, 2010.

CUSIP No. 60671Q104	Page 6 of 15 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Francisco Partners GP II Management (Cayman) Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF, OO (see Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0*
	8.	Shared voting power 15,506,012*
	9.	Sole dispositive power 0*
	10.	Shared dispositive power 15,506,012*
11.	Aggregate amount beneficially owned by each reporting person 15,506,012*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 28.8%**
14.	Type of reporting person (see instructions) CO

*	See Item 5.
**	Based on 52,803,159 common shares outstanding upon completion of the initial public offering of Company as reported in the Company’s final prospectus dated April 21, 2010.

CUSIP No. 60671Q104	Page 7 of 15 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Francisco Partners Parallel Fund II, L.P. 20-4495943
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF, OO (see Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,973,659*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,973,659*
11.	Aggregate amount beneficially owned by each reporting person 5,973,659*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 11.2%**
14.	Type of reporting person (see instructions) PN

*	See Item 5.
**	Based on 52,803,159 common shares outstanding upon completion of the initial public offering of Company as reported in the Company’s final prospectus dated April 21, 2010.

CUSIP No. 60671Q104	Page 8 of 15 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Francisco Partners GP II, L.P. 20-2134312
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF, OO (see Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,973,659*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,973,659*
11.	Aggregate amount beneficially owned by each reporting person 5,973,659*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 11.2%**
14.	Type of reporting person (see instructions) PN

*	See Item 5.
**	Based on 52,803,159 common shares outstanding upon completion of the initial public offering of Company as reported in the Company’s final prospectus dated April 21, 2010.

CUSIP No. 60671Q104	Page 9 of 15 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Francisco Partners GP II Management, LLC 20-3134326
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF, OO (see Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,973,659*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,973,659*
11.	Aggregate amount beneficially owned by each reporting person 5,973,659*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 11.2%**
14.	Type of reporting person (see instructions) PN

*	See Item 5.
**	Based on 52,803,159 common shares outstanding upon completion of the initial public offering of Company as reported in the Company’s final prospectus dated April 21, 2010.

This Amendment No. 2 to Schedule 13D is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Arsenal Holdco I, S.a.r.l., a Luxembourg societe a responsabilite limitee (“Arsenal I”), (2) Arsenal Holdco II, S.a.r.l., a Luxembourg societe a responsabilite limitee (“Arsenal II”), (3) Francisco Partners II (Cayman), L.P., a Cayman exempted limited partnership (“FP II Cayman”), (4) Francisco Partners GP II (Cayman), L.P., a Cayman exempted limited partnership (“FP GP II Cayman”), (5) Francisco Partners GP II Management (Cayman) Limited, a Cayman exempted company (“FP Management Cayman”), (6) Francisco Partners Parallel Fund II, L.P., a Delaware limited partnership (“FP Parallel Fund”), (7) Francisco Partners GP II, L.P., a Delaware limited partnership (“FP GP II”), and (8) Francisco Partners GP II Management, LLC, a Delaware limited liability company (“FP Management”), to supplement and amend the Schedule 13D filed on behalf of the Reporting Persons. Each item below amends and supplements the information disclosed under the corresponding item of Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meaning.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows

(a)

This Statement is being filed jointly by the Reporting Persons.

(b)

The address of the principal executive office of Arsenal I and Arsenal II is 412F, route d’Esch, L-1030 Luxembourg.

The address of the principal executive office of FP II Cayman, FP GP II Cayman, and FP Management Cayman is PO Box 309 GT, Ugland House South Church Street, George Town, Grand Cayman, Cayman Islands.

The address of the principal executive office of FP Parallel Fund, FP GP II and FP Management is located at One Letterman Drive, Building C, Suite 410, San Francisco, CA 94129.

(c)

The principal business of Arsenal I is to make direct and indirect investments in various companies.

The principal business of FP II Cayman is to make direct and indirect investments in various companies. FP II Cayman is the sole member of Arsenal I.

The principal business of FP GP II Cayman is to serve as the general partner of various limited partnerships, including FP II Cayman.

The principal business of FP Management Cayman is to serve as general partner of FP GP II Cayman.

The principal business of Arsenal II is to make direct and indirect investments in various companies.

The principal business of FP Parallel Fund is to make direct and indirect investments in various companies. FP Parallel Fund is a controlling member of Arsenal II.

The general partner of FP Parallel Fund is FP GP II. The principal business of FP GP II is to serve as the general partner of various limited partnerships, including FP Parallel Fund.

The principal business of FP Management is to serve as general partner of FP GP II.

Mr. Benjamin Ball, Mr. Andrew Kowal, Mr. Luca Gallinelli and Ms. Carla Alves Silva are the managers of each of Arsenal I and Arsenal II. Each of Messrs. Ball and Kowal has a business address of One Letterman Drive, Building C, Suite 410, San Francisco, CA 94129. Mr. Gallinelli has a business address of 412F, route d’Esch, L-1030 Luxembourg. Ms. Silva has a business address of 412F, route d’Esch, L-1030 Luxembourg. Mr. Ball is also a Limited Partner of FP GP II, a Limited Partner of FP GP II Cayman, a Manager of FP Management and a Director of FP Management Cayman. Mr. Kowal is also a Limited Partner of FP GP II and a Manager of FP Management.

Each of Mr. Dipanjan Deb, Mr. David M. Stanton, Mr. Neil M. Garfinkel, Mr. Keith Geeslin, Mr. David Golob, Mr. Ezra Perlman, and Mr. Deep Shah are Limited Partners of FP GP II and Managers of FP Management. Messrs. Deb, Stanton, Garfinkel, Geeslin and Golob are also Directors of FP Management Cayman and Limited Partners of FP GP II Cayman. The business address of each of Messrs. Deb, Stanton, Garfinkel, Geeslin, Golob and Perlman is One Letterman Drive, Building C, Suite 410, San Francisco, CA 94129. The business address of Mr. Shah is 100 Pall Mall, 4th Floor, London SW1Y5NQ, United Kingdom.

(d)

During the last five years, none of the persons or entities listed in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations and other minor offenses).

(e)

During the last five years, none of the persons or entities listed in this Item 2 has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Each of Messrs. Deb, Stanton, Ball, Garfinkel, Geeslin, Golob, Perlman and Kowal is a United States citizen. Mr. Shah is a United Kingdom citizen. Mr. Gallinelli is an Italian citizen. Ms. Silva is a Portuguese citizen.

Item 5.	Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

The following disclosure assumes there are 52,803,159 Common Shares outstanding, which the Company represented in its final proxy statement filed on April 21, 2010 to be the number of Common Shares outstanding following the Company’s initial public offering. All calculations of beneficial ownership and of the number of shares issuable upon the conversion or exercise of any securities are made as of April 27, 2010 following the completion of the Company’s initial public offering.

On April 27, 2010, pursuant to the terms of the Articles of Amendment dated as of August 16, 2007 to the Company’s Articles of Incorporation establishing the terms of Company’s Class 1 Preferred Shares, the majority of the holders of the Class 1 Preferred Shares (which included Arsenal I and Arsenal II) elected to have the Company convert all of the outstanding Class 1 Preferred Shares into Common Shares. As a result of such election, 164,463 Class 1 Preferred Shares held by Arsenal I were converted by the Company into 14,508,268 Common Shares and 63,359 Class 1 Preferred Shares held by Arsenal II were converted by the Company into 5,589,277 Common Shares.

As of the date hereof, Arsenal I is deemed to beneficially own an aggregate of 15,506,012 Common Shares, which includes Common Shares issuable upon exercise of warrants to purchase, at an exercise price of $16.48 per Common Share, up to an aggregate of 997,744 Common Shares held by Arsenal I, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, would constitute approximately 28.8% of the outstanding Common Shares. As of the date hereof, Arsenal II is deemed to beneficially own an aggregate of 5,973,659 Common Shares, which includes Common Shares issuable upon exercise of warrants to purchase, at an exercise price of $16.48 per Common Share, up to an aggregate of 384,382 Common Shares held by Arsenal II, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, would constitute approximately 11.2% of the outstanding Common Shares.

Pursuant to Rule 13d-5 of the Exchange Act, by reason of the relationships described herein and in the Schedule 13D, Arsenal I and Arsenal II may be deemed to share beneficial ownership of the aggregate of 15,506,012 Common Shares, which includes Common Shares issuable upon exercise of warrants to purchase, at an exercise price of $16.48 per Common Share, up to an aggregate of 1,382,126 Common Shares held by Arsenal I and Arsenal II, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, would constitute approximately 39.6% of the outstanding Common Shares. The filing of this Statement shall not be construed as an admission that Arsenal I and Arsenal II beneficially own those shares held by the other Reporting Person, and Arsenal I and Arsenal II hereby disclaim such beneficial ownership.

FP II Cayman, as the sole member of Arsenal I, FP GP II Cayman, as the general partner of FP II Cayman, and FP Management Cayman, as the general partner of FP GP II Cayman, may also be deemed to share voting and dispositive power of the Common Shares beneficially owned by Arsenal I. Except to the extent of its interests as sole member of Arsenal I, FP II Cayman expressly disclaims such beneficial ownership. Except to the extent of its interests as general partner in FP II Cayman, FP GP II Cayman expressly disclaims such beneficial ownership. Except to the extent of its interest as general partner in FP GP Cayman.

FP Parallel Fund, as the controlling member of Arsenal II, FP GP II, as the general partner of FP Parallel Fund, and FP Management, as the general partner of FP GP II, may also be deemed to share voting and dispositive power of the Common Shares beneficially owned by Arsenal II. Except to the extent of its interests as the controlling member of Arsenal II, FP Parallel Fund expressly disclaims such beneficial ownership. Except to the extent of its interests as general partner in FP Parallel Fund, FP GP II expressly disclaims such beneficial ownership. Except to the extent of its interest as general partner in FP GP, FP Management expressly disclaims such beneficial ownership.

Pursuant to Rule 13d-5 of the Exchange Act, by reason of the relationships described herein and in the Schedule 13D, Messrs. Ball, Deb, Stanton, Garfinkel, Geeslin, Golob, Perlman, Kowal, Shah, and Gianelli and Ms. Silva may also be deemed to share voting and dispositive power of the Common Shares beneficially owned by Arsenal I and Arsenal II. Each of these individuals expressly disclaims such beneficial ownership.

The filing of this Amendment to Schedule 13D shall not be construed as an admission that any of the Reporting Persons share beneficial ownership for purposes of Section 13(d) of the Exchange Act.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

On April 27, 2010, the Shareholders Agreement dated as of August 16, 2007 (the “Prior Shareholders Agreement”), by and between the Company, Arsenal I, Arsenal II, Morgan Stanley Principal Investments, Inc. (“Morgan Stanley”), Edgestone Capital Equity Fund II-B GP, Inc., as agent for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors and Edgestone Capital Equity Fund II Nominee, Inc., as nominee for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors (“Edgestone”), Power Technology Investment Corporation (“PTIC”), Terence H. Matthews (“Matthews”), and Wesley Clover Corporation (“WCC”), was terminated pursuant to its terms.

On April 27, 2010, the Company, Arsenal I, Arsenal II, Matthews and WCC entered into a Shareholders Agreement (the “Shareholders Agreement”), pursuant to which the shareholders of the Company party thereto, agree to vote their respective Common Shares to cause the Company to act in compliance with the provisions of the Shareholders Agreement and to cause the board of directors to be composed of ten members, certain members of which are to be appointed by FP II Cayman and Matthews. FP II Cayman shall initially be allowed to appoint three directors, and Matthews shall be allowed to appoint two directors, such nominations to be adjusted upon the disposition of shares by Arsenal I, Arsenal II, Matthews and their affiliates and specified related parties. FP II Cayman shall also have the right to designate one member of each committee of the Company’s board of directors, other than the Company’s audit committee, so long as Arsenal I, Arsenal II and their affiliates and specified related parties beneficially own at least 5% of the outstanding Common Shares. The Shareholders Agreement also prohibits the Company from taking certain significant actions without the approval of FP II Cayman, so long as the Arsenal I and Arsenal II and their affiliates and specified related parties beneficially own at least 15% of the outstanding Common Shares. The foregoing summary of the Shareholders Agreement is not intended to be complete and is qualified in its entirety by reference to the Shareholders Agreement, a copy of which is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

On April 27, 2010, the Company, Arsenal I, Arsenal II, Morgan Stanley, Edgestone, Matthews and WCC amended and restated the Registration Rights Agreement, dated as of August 16, 2007, by and among the Company, Arsenal I, Arsenal II, Morgan Stanley, Edgestone, Matthews, and WCC (the “Amended and Restated Registration Rights Agreement”). Pursuant to the Amended and Restated Registration Rights Agreement, the Company covenanted to make certain arrangements with respect to the registration and/or the qualification for distribution of the shares held by the parties thereto under the applicable securities laws of the United States and/or Canada. The foregoing summary of the Amended and Restated Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the Amended and Restated Registration Rights Agreement, a copy of which is filed herewith as Exhibit 99.2 and is incorporated herein by reference.

FP II Cayman holds approximately $21.2 million of the Company’s second lien term loan.

Item 7.	Material to Be Filed as Exhibits.

99.1	Shareholders Agreement dated as of April 27, 2010, by and among Mitel Networks Corporation, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II S.a.r.l., Terence H. Matthews and Wesley Clover Corporation.

99.2	Amended and Restated Registration Rights Agreement dated as of April 27, 2010, by and among Mitel Networks Corporation, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II S.a.r.l., Morgan Stanley Principal Investments, Inc., Edgestone Capital Equity Fund II-B GP, Inc., as agent for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors and Edgestone Capital Equity Fund II Nominee, Inc., as nominee for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors, Terence H. Matthews, and Wesley Clover Corporation.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2010

ARSENAL HOLDCO I, S.A.R.L.

By:	/S/ BENJAMIN BALL
Name:	Benjamin Ball
Title:	Manager

ARSENAL HOLDCO II, S.A.R.L.

By:	/S/ BENJAMIN BALL
Name:	Benjamin Ball
Title:	Manager

FRANCISCO PARTNERS II (CAYMAN), L.P.
By:	FRANCISCO PARTNERS GP II (CAYMAN), L.P., its General Partner
By:	FRANCISCO PARTNERS GP II MANAGEMENT (CAYMAN) LIMITED, its General Partner

By:	/S/ BENJAMIN BALL
Name:	Benjamin Ball
Title:	Director

FRANCISCO PARTNERS GP II (CAYMAN), L.P.
By:	FRANCISCO PARTNERS GP II MANAGEMENT (CAYMAN) LIMITED, its General Partner

By:	/S/ BENJAMIN BALL
Name:	Benjamin Ball
Title:	Director

FRANCISCO PARTNERS GP II MANAGEMENT (CAYMAN) LIMITED

By:	/S/ BENJAMIN BALL
Name:	Benjamin Ball
Title:	Director

FRANCISCO PARTNERS PARALLEL FUND II, L.P.
By:	FRANCISCO PARTNERS GP II, L.P., its General Partner
By:	FRANCISCO PARTNERS GP II MANAGEMENT, LLC, its General Partner

By:	/S/ BENJAMIN BALL
Name:	Benjamin Ball
Title:	Managing Member

FRANCISCO PARTNERS GP II, L.P.
By:	FRANCISCO PARTNERS GP II MANAGEMENT, LLC, its General Partner

By:	/S/ BENJAMIN BALL
Name:	Benjamin Ball
Title:	Managing Member

FRANCISCO PARTNERS GP II MANAGEMENT, LLC

By:	/S/ BENJAMIN BALL
Name:	Benjamin Ball
Title:	Managing Member